CANABO MEDICAL INC.

Notice of Annual and Special General
Meeting of Shareholders

and

Management Information Circular

Meeting date: Wednesday April 26, 2017 at 1:00pm (Halifax time)

Purdy’s Wharf Tower II
Suite 2008 – 1969 Upper Water Street
Halifax, Nova Scotia

Dated: March 27, 2017

CANABO MEDICAL INC.
280 – 1090 West Georgia Street
Vancouver, BC, V6E 3V7
Tel.: (604) 899-0106

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

TAKE NOTICE that the 2017 Annual and Special General of the Shareholders of Canabo Medical Inc. (hereinafter called the “Company”) will be held at Suite 2008 – Purdy’s Wharf Tower II, 1969 Upper Water Street, Halifax, Nova Scotia, B3J 3R7, on:

Wednesday, April 26, 2017

at the hour of 1:00 o’clock in the afternoon (local time) for the following purposes:

1.	to receive the Report of the Directors;

2.

to receive the financial statements of Canabo Medical Corporation for its fiscal year ended October 31, 2016, and the report of the Auditors thereon (consequent to its reverse take-over transaction with the Company and the change in fiscal year end of the Company to October 31);

3.	to appoint Auditors for the ensuing year and to authorize the Directors to fix their remuneration;

4.	to determine the number of directors and to elect directors;

5.	to ratify and approve the Restricted Share Unit Plan;

6.	to ratify and approve the existing Stock Option Plan; and

7.	to transact such other business as may properly come before the Meeting.

Accompanying this Notice are an Information Circular and Form of Proxy.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead. If you are unable to attend the Meeting, or any adjournment thereof in person, please read the Notes accompanying the Form of Proxy enclosed herewith and then complete and return the Proxy within the time set out in the Notes. The enclosed Form of Proxy is solicited by Management but, as set out in the Notes, you may amend it if you so desire by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED this 27th day of March, 2017.

BY ORDER OF THE BOARD OF DIRECTORS OF
CANABO MEDICAL INC.

“Rob Randall”
Rob Randall
CFO & Corporate Secretary

CANABO MEDICAL INC.
280 – 1090 West Georgia Street
Vancouver, BC, V6E 3V7
Phone: (604) 899-0106

INFORMATION CIRCULAR

SOLICITATION OF PROXIES BY MANAGEMENT

This management information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by or on behalf of the management of Canabo Medical Inc. (the “Company”) for use at the annual and special general meeting (the “Meeting”) of the shareholders of the Company (the “Shareholders”) to be held at Suite 2008 – Purdy’s Wharf Tower II, 1969 Upper Water Street, Halifax, Nova Scotia, B3J 3R7 on Wednesday, April 26, 2017, at 1:00 p.m. (Local time) and at any adjournments thereof for the purposes set out in the accompanying Notice of Meeting. Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally, electronically or by telephone by directors, officers, employees or consultants of the Company. Arrangements will also be made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation material to the beneficial owners of common shares of the Company (“Common Shares”) pursuant to the requirements of National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer (“National Instrument 54-101”).

The Canadian securities regulators have adopted new rules under National Instrument 54-101, which permit the use of notice-and-access for proxy solicitation, instead of the traditional physical delivery of material. This new process provides the option to post meeting related materials, including management information circulars, as well as annual financial statements, and related management’s discussion and analysis, on a website in addition to SEDAR. Under notice-and-access, such meeting related materials will be available for viewing for up to one (1) year from the date of posting, and a paper copy of the material can be requested at any time during this period. The Company is not relying on the notice-and-access provisions of National Instrument 54-101 to send proxy related materials to registered shareholders or beneficial owners of shares in connection with the Meeting.

The Company may reimburse shareholders’ nominees or intermediaries (including brokers or their agents holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy. The cost of any such solicitation will be borne by the Company. Unless otherwise stated, the information contained in this Information Circular is given as at March 27, 2017.

APPOINTMENT OF PROXYHOLDERS
AND COMPLETION AND REVOCATION OF PROXIES

The purpose of a proxy is to designate persons who will vote the proxy on a Shareholder’s behalf in accordance with the instructions given by the Shareholder in the proxy. The persons named in the enclosed proxy (the “Management Designees”) have been selected by the directors of the Company.

A Shareholder has the right to designate a person (who need not be a Shareholder), other than the Management Designees to represent the Shareholder at the Meeting. Such right may be exercised by inserting in the space provided for that purpose on the proxy the name of the person to be designated, and by deleting from the proxy the names of the Management Designees, or by completing another proper form of proxy and delivering the same to the transfer agent of the Company. Such Shareholder should notify the nominee of the appointment, obtain the nominee’s consent to act as proxyholder and attend the Meeting, and provide instructions on how the Shareholder’s shares are to be voted. The nominee should bring personal identification with them to the Meeting.

To be valid, the proxy must be dated and executed by the Shareholder or an attorney authorized in writing, with proof of such authorization attached (where an attorney executed the proxy). The proxy must then be delivered to the Company’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or by fax within North America to 1-866-249-7775, and outside North America to (416) 263-9524, at least 48 hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof. Proxies received after that time may be accepted by the Chairman of the Meeting in the Chairman’s discretion, but the Chairman is under no obligation to accept late proxies.

Any registered Shareholder who has returned a proxy may revoke it at any time before it has been exercised. A proxy may be revoked by a registered Shareholder personally attending at the Meeting and voting their shares. A Shareholder may also revoke their proxy in respect of any matter upon which a vote has not already been cast by depositing an instrument in writing, including a proxy bearing a later date executed by the registered Shareholder or by their authorized attorney in writing, or, if the Shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized, either at the office of the Company’s registrar and transfer agent at the foregoing address or the head office of the Company, at Suite 280 – 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof at which the proxy is to be used, or by depositing the instrument in writing with the Chairman of such Meeting, or any adjournment thereof. Only registered Shareholders have the right to revoke a proxy. Non-registered Shareholders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective nominees to revoke the proxy on their behalf.

VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each registered Shareholder and each proxyholder (representing a registered or unregistered Shareholder) having one vote, unless a poll is required or requested, whereupon each such Shareholder and proxyholder is entitled to one vote for each Common Share held or represented, respectively. Each Shareholder may instruct their proxyholder how to vote their Common Shares by completing the blanks on the proxy. All Common Shares represented at the Meeting by properly executed proxies will be voted or withheld from voting when a poll is required or requested and, where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the Common Shares represented by the proxy will be voted in accordance with such specification. In the absence of any such specification as to voting on the proxy, the Management Designees, if named as proxyholder, will vote in favour of the matters set out therein.

The enclosed proxy confers discretionary authority upon the Management Designees, or other person named as proxyholder, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting. As of the date hereof, the Company is not aware of any amendments to, variations of or other matters which may come before the Meeting. If other matters properly come before the Meeting, then the Management Designees intend to vote in a manner which in their judgment is in the best interests of the Company.

In order to approve a motion proposed at the Meeting, a majority of greater than 50% of the votes cast will be required (an “ordinary resolution”), unless the motion requires a “special resolution” in which case a majority of 66 2/3% of the votes cast will be required.

BENEFICIAL HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” or “beneficial” shareholders because the shares they own are not registered in their names, but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Beneficial Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Beneficial Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) directly, and to the clearing agencies and Intermediaries for onward distribution to Beneficial Holders. These securityholder materials are being set to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

Intermediaries are required to forward the Meeting Materials to Beneficial Holders unless a Beneficial Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Beneficial Holders. Generally, Beneficial Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Beneficial Holder when submitting the proxy. In this case, the Beneficial Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company’s transfer agent as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Beneficial Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Beneficial Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Beneficial Holders to direct the voting of the shares which they beneficially own. Should a Beneficial Holder who receives one of the above forms wish to vote at the Meeting in person, the Beneficial Holder should strike out the names of the Management Designees named in the form and insert the Beneficial Holder’s name in the blank space provided. In either case, Beneficial Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares, without nominal or par value, of which as at the date hereof 37,620,811 common shares are issued and outstanding.

The holders of common shares of record at the close of business on the record date, set by the directors of the Company to be March 27, 2017, are entitled to vote such common shares at the Meeting on the basis of one vote for each common share held.

The Articles of the Company provide that a quorum for the transaction of business at the Meeting is two (2) Shareholders, or one or more proxyholders representing two Shareholders, or one Shareholder and a proxyholder representing another Shareholder.

To the knowledge of the directors and senior officers of the Company, the only person or company who beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights is:

Shareholder Name	Number of Common Shares Held(1)	Percentage of Issued Common Shares
Aphria Inc.	6,000,000	15.95%

Those shareholders so desiring may be represented by proxy at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON

TO THE KNOWLEDGE OF THE COMPANY’S DIRECTORS, THE ONLY MATTERS TO BE PLACED BEFORE THE MEETING ARE THOSE REFERRED TO IN THE NOTICE OF MEETING ACCOMPANYING THIS INFORMATION CIRCULAR. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

Additional detail regarding each of the matters to be acted upon at the Meeting is set forth below.

I.	Financial Statements

The audited financial statements of Canabo Medical Corporation (“CMC”) for the financial year ended October 31, 2016 (the “Financial Statements”), together with the Auditors’ Report thereon, will be presented to the shareholders at the Meeting. The Financial Statements, together with the Auditors’ Report thereon, are being mailed to the shareholders of record separately. The Financial Statements of CMC are being presented to the Shareholders due to the completion of the reverse take-over transaction with CMC effective on November 9, 2016, and the consequent change in the fiscal year end of the Company to October 31.

II.	Appointment of Auditors

Management proposes the appointment of Manning Elliott LLP, Chartered Professional Accountants, as Auditors of the Company for the ensuing year and that the directors be authorized to fix their remuneration.

In the absence of instructions to the contrary the shares represented by proxy will be voted in favour of a resolution to appoint Manning Elliott LLP, Chartered Professional Accountants as Auditors of the Company for the ensuing year, at a remuneration to be fixed by the Board of Directors, unless the Shareholder has specified in the Shareholder’s proxy that the Shareholder’s Common Shares are to be withheld from voting on the appointment of auditors.

III.	Election of Directors

The board of directors of the Company (the “Board” or the “Board of Directors”) currently consists of four (4) directors, all of whom are elected annually. The term of office for each of the present directors of the Company expires at the Meeting. All of the current directors of the Company will be standing for re-election. At the Meeting, the Shareholders will be asked to consider and, if thought fit, approve an ordinary resolution fixing the number of directors to be elected at the Meeting at four (4), subject to such increases as may be permitted by the Articles of the Company.

It is proposed that the persons named below will be nominated at the Meeting. Each director elected will hold office until the next Annual General Meeting of the Company or until his successor is duly elected or appointed pursuant to the Articles of the Company unless his office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) or the Company’s Articles.

It is the intention of the management designees, if named as proxy, to vote for the election of the said persons to the Board of Directors, unless the Shareholder has specified in its proxy that its Common Shares are to be withheld from voting on the election of directors. Management does not contemplate that any of the nominees will be unable to serve as a director.

The following information relating to the nominees for election to the Board of Directors is based on information received by the Company from said nominees:

Danial Schecter(1) Ontario, Canada Director since November 2016 Common Shares: 750,000(3)	Physician; Executive Medical Officer of the Company from November 2016 to present; Co-Founder and Director of Canabo Medical Corporation from October 2014 to present.
A. Neil Smith(2) Nova Scotia, Canada Director since November 2016 Common Shares: 1,500,000(3)	Physician; Director of Canabo Medical Corporation from March 2014 to present.
Ian Klassen(1)(2) British Columbia, Canada Director since November 2016 Common Shares: 250,000(3)

Mr. Klassen has been actively involved in financing and management of both private and public companies since 2004. He currently serves as the President, Chief Executive Officer and Director of Grande Portage Resources Ltd. (GPG.v) and for GMV Minerals Inc. (GMV.v). Mr. Klassen formerly served as President and Chief Operating Officer of Graphene 3D Lab Inc. (GGG.v) from August 20, 2015 to May 2016, as well as Secretary from Feb. 15, 2016 to May 2016, a company involved in the research, development and marketing of graphene products.

Alistair MacLennan(1)(2) British Columbia, Canada Director since June 2016 Common Shares: 400,000(3)(4)

President of W.M. Technologies Inc. and self-employed businessman; Chairman of the Board of Helijet International Inc. since 1987; Director of GMV Minerals Inc. since December 2007 to present and Chairman since March 2009 to present.

(1)	Information as to the Province or State of residence, principal occupation, and shares beneficially owned, directly or indirectly, or controlled or directed, has been furnished by the respective directors.
(2)	Member or proposed member of the audit committee.
(3)	Of which, 90% are still subject to a Form 5D Value Security Escrow Agreement whereby installments of 15% are released every six months after November 30, 2016.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Company, no director or proposed director of the Company is, or within the ten years prior to the date of this Circular has been, a director or executive officer of any company, including the Company, that while that person was acting in that capacity:

(a)	was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)

was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

To the knowledge of the Company, no director or proposed director of the Company has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

To the knowledge of the Company, no proposed director of the Company has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

IV.	Ratification of Restricted Share Unit Plan

The Board intends to adopt a restricted share unit plan (the “RSU Plan”), the particulars of which are described below. The Board is seeking the approval of the Shareholders to the RSU Plan.

The purpose of the RSU Plan is to allow the Company to attract and retain individuals with experience and exceptional skill, and to allow selected executives, key employees and consultants of the Company (an “RSU Participant”) to acquire restricted share units (the “RSUs”) with a view to enabling them to participate in the long-term success of the Company by promoting a greater alignment of interests between the shareholders and the RSU Participants. The RSU Plan will be available for inspection and placed before the shareholders for approval at the Meeting.

The RSU Plan will be administered by the Board. Under the RSU Plan, the Board will recommend the RSU Participants to whom grants should be made (the “Grant”) based on the RSU Participant’s current and potential contribution to the success of the Company. The Board determines the terms and conditions upon which a Grant is made, including any performance criteria or vesting period attached to the Grant. In respect of any person performing investor relations activities for the Company, such vesting period must vest in stages over a period of not less than 12 months with no more than ¼ of the RSUs vesting in any three month period.

Upon vesting, each RSU entitles the RSU Participant to receive, subject to adjustments as provided for in the RSU Plan, one Common Share for the equivalent thereof, provided that the Participant is continuously employed with, or providing services to, the Company from the Effective Date of such Grant to the Release Date (as those terms are defined in the RSU Plan). The terms and conditions of vesting of each Grant is determined by the Board at the time of the Grant. RSUs may not be sold, transferred, assigned, pledged or otherwise encumbered or disposed of (other than to the RSU Participant’s beneficiary or estate, as the case may be, upon the death of the RSU Participant) during the vesting period. RSUs track the value of the underlying Common Shares, but do not entitle the recipient to the underlying Common Shares until such RSUs vest, nor do they entitle an RSU Participant to exercise voting rights or any other rights attaching to ownership or control of the Common Shares, until the RSU vests and the RSU Participant receives Common Shares.

In the event of a change in control of the Company, and unless otherwise determined by the Board, or otherwise addressed in the RSU Participant’s employment or service contract or share compensation plan approved by the Board, with respect to each Grant outstanding on the effective date of such change in control, and subject to the acceptance of the TSX-V, all RSUs shall vest as of the effective date of the change in control; and, provided that each RSU Participant is continuously employed by or providing services to the Company, such RSU Participant shall be entitled to receive from the Company, one CIC Share (as defined in the RSU Plan), or the number of Consideration Shares (as defined in the RSU Plan) rounded to the nearest whole number, that is equal to the sum of: (i) the number of Consideration Shares received by the Shareholders in respect of one Common Share; and (ii) the number of Consideration Shares that the Board determines represents the fair market value of any cash or other property received by the Shareholders of the Company in respect of one Common Share.

The Company may from time to time impose trading blackouts during which some or all RSU Participants may not trade in the securities of the Company. In the event that a trading blackout is imposed by management or the Board, RSU Participants subject to the blackout are prohibited from buying, selling or otherwise trading in securities of the Company until such time as notice is formally given by the Company that trading may resume. If the Effective Date (as defined in the RSU Plan) of any Grant falls within such a blackout period, it shall be automatically extended to the date which is ten business days following the end of such blackout period.

In the event of termination of employment without cause or the retirement or permanent disability of a RSU Participant, the RSU Participant shall be entitled to the settlement of the pro rata portion of RSUs based on the proportion of the performance period worked prior to termination. Any remaining RSUs terminate. In the event of voluntary resignation or termination for cause of a RSU Participant, all unvested RSUs outstanding immediately terminate. In the event of the death of a RSU Participant, the estate of the RSU Participate shall be entitled to receive on the subsequent settlement date the Common Shares to which the RSU Participant would have been entitled to receive on that date. All other outstanding unvested RSUs terminate.

The Board may, at any time and from time to time, amend, suspend or terminate the RSU Plan in whole or in part. Subject to certain limited exceptions, the Board may from time to time amend the terms of Grants made under the RSU Plan, subject to confirmation by the Board and the obtaining of any required regulatory or other approvals and, if any such amendment will materially adversely affect the rights of an RSU Participant with respect to a Grant, the obtaining of the written consent of such RSU Participant to such amendment. Without limiting the generality of the foregoing, the Board may make the following amendments to the DSU Plan without obtaining shareholder approval:

a)

Amendments to the terms and conditions of the RSU Plan necessary to ensure that the RSU Plan complies with the applicable laws, regulations, rules, orders of governmental or regulatory authorities or the requirements of the TSX-V in place from time to time;

b)	Amendments to the provisions of the RSU Plan respecting administration of the RSU Plan and eligibility for participation under the RSU Plan;

c)	Amendments to the provisions of the RSU Plan respecting the terms and conditions on which Grants may be made pursuant to the RSU Plan;

d)	Amendments to the RSU Plan that are of a "housekeeping" nature; and

e)	Any other amendments, fundamental or otherwise, not requiring shareholder approval under applicable laws or applicable policies of the TSX-V.

The Board may not, without the approval of the Company’s shareholders, make the following amendments to the RSU Plan:

a)	An increase to the RSU Plan maximum or the number of Common Shares reserved for issuance under the RSU Plan;

b)	Amendment provisions granting additional powers to the Board to amend the RSU Plan or entitlements thereunder;

c)	Extension of the termination or expiry of a Grant or the removal or increase of insider participation limits (discussed further below); and

d)	A change to the definition of “Designated Person” or “Director”.

The Board has determined that the maximum number of Common Shares available for issuance upon the vesting of RSUs, combined with the number of Common Shares reserved for issuance under all security-based compensation arrangements of the Company (including the Company’s Stock Option Plan), will not exceed the lesser of (i) 500,000 Common Shares, and (ii) 10% of the issued and outstanding Common Shares at the date of the grant less the number of Common Shares available for grant under the Company’s Stock Option Plan or any other security-based compensation plan. The maximum number of Common Shares reserved for issuance at any time and issued within any one-year period to any insider of the Company pursuant to the RSU Plan, and all other security-based compensation arrangements, cannot exceed 5% of the Company’s total issued and outstanding Common Shares at the time of the grant. The maximum number granted reserved for issuance at any time and issued within any one-year period to any single person performing investor relations activities or other consulting activities for the Company, pursuant to the Plan and all other security-based compensation arrangements, cannot exceed 2% of the Company’s total issued and outstanding Common Shares at the time of the grant.

The RSU Plan must be approved by at least a majority of votes cast at the Meeting by the “disinterested shareholders” who vote in respect of the approval of the RSU Plan (present in person or represented by proxy). "Disinterested shareholders" mean all Shareholders of the Company who are not directors, officers, promoters, or other insiders of the Company, or their associates or affiliates, as such terms are defined under the Securities Act (British Columbia).

To the knowledge of the Company, Shareholders who are ineligible to vote on the approval of the Stock Option Plan and their shareholdings are as follows:

Name of Insider, Associate or Affiliate	Number of Shares
Danial Schecter, Director and Officer	750,000
A. Neil Smith, Director	1,500,000
Ian Klassen, Director	250,000
Alistair MacLennan, Director	400,000
John Philpott, President & CEO	400,000
Robert Randall, CFO & Secretary	225,000

Based on the foregoing, Shareholders are being requested to consider and, if thought advisable, to pass the following ordinary resolution approving the RSU Plan, with or without variation:

“WHEREAS the Board of Directors has proposed a restricted share unit plan (the “RSU Plan”) as described in the Company’s management information circular for the Meeting to be held on April 26, 2017, subject to the approval of the TSX Venture Exchange and the holders of Common Shares;

NOW BE IT RESOLVED that:

1	The RSU Plan, as approved by the Board of Directors, is hereby confirmed and approved;

2.

The RSU Plan providing for the treasury issuance of common shares of the Company upon redemption of restricted share units (“RSUs”) that are granted after the date hereof, substantially as incorporated in the form of the RSU Plan presented to the shareholders of the Company, is hereby approved, subject to such revisions as may be required by any stock exchange upon which the Company is listed from time to time, and any director or officer of the Company is hereby authorized and directed to settle the terms thereof and to execute and deliver for and on behalf of and in the name of the Company the RSU Plan and any other documents in relation thereto as may be approved by such director or officer (the “RSU Plan Documents”), and the RSU Plan Documents so executed shall be conclusively deemed to be the RSU Plan Documents authorized and approved by this resolution and the Company is authorized to perform its obligations under the RSU Plan and any associated RSU Plan Documents;

3.

Any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions; and

4.	The directors be authorized in their sole discretion not to proceed with the RSU Plan, or to terminate the RSU Plan, without further approval from the shareholders.”

The Board has concluded that the RSU Plan is in the best interests of the Company and its shareholders. Accordingly, the Board unanimously recommends that the shareholders approve the RSU Plan, by voting FOR this resolution at the Meeting.

Proxies received in favour of management will be voted FOR the RSU Plan unless the shareholder has specified in the proxy that his or her Common Shares are to be voted against such resolution. Where no choice is specified by a shareholder, the proxy will confer discretionary authority and will be voted FOR the RSU Plan Resolution ratifying, confirming and approving the adoption of the RSU Plan.

V.	Ratification of the Incentive Stock Option Plan

The Company currently maintains a rolling stock option plan (the “Stock Option Plan”), authorizing the issuance of incentive stock options to eligible persons for up to an aggregate of 10% of the issued shares of the Company from time to time. The policies of the TSX Venture Exchange (the “Exchange”) require the approval of the Stock Option Plan by the Company’s “disinterested shareholders” (as defined below) on an annual basis. There are currently 37,620,811 shares of the Company issued and outstanding, and therefore the current 10% threshold is 3,762,081 shares available for incentive stock option grants under the Stock Option Plan, less the number of shares reserved for issuance under the Company’s RSU Plan discussed above. Incentive stock options under the Stock Option Plan may be granted by the Board of Directors to eligible persons, who are directors, officers or consultants of the Company or its subsidiaries (if any), or who are employees of a company providing management services to the Company, or who are eligible charitable organizations. Stock options may be granted under the Stock Option Plan with a maximum exercise period of up to ten (10) years, as determined by the Board of Directors of the Company.

The Stock Option Plan will limit the number of stock options which may be granted to any one individual to not more than 5% of the total issued shares of the Company in any 12 month period (unless otherwise approved by the disinterested shareholders of the Company), and not more than 10% of the total issued shares to all insiders at any time or granted over any 12 month period. The number of options granted to any one consultant or person employed to provide investor relations activities in any 12 month period must not exceed 2% of the total issued shares of the Company. Any stock options granted under the Stock Option Plan will not be subject to any vesting schedule, unless otherwise determined by the Board of Directors or required by the policies of the Exchange.

Options under the Stock Option Plan may be granted at an exercise price which is at or above the current discounted market price (as defined under the policies of the Exchange) on the date of the grant. In the event of the death or permanent disability of an optionee, any option granted to such optionee will be exercisable upon the earlier of 365 days from the date of death or permanent disability, or the expiry date of the option. In the event of the resignation, or the termination or removal of an optionee without just cause, any option granted to such optionee will be exercisable for a period of 90 days thereafter. In the event of termination for cause, any option granted to such optionee will be cancelled as at the date of termination.

Shareholders are referred to the full text of the Stock Option Plan, a copy of which has been posted on SEDAR and is available for inspection under the Company’s profile on SEDAR at www.sedar.com, for complete details.

The Stock Option Plan must be approved by a majority of the “disinterested shareholders” entitled to vote present in person or by proxy at the Meeting, and be accepted for filing by the Exchange. “Disinterested shareholders” mean all Shareholders of the Company who are not directors, officers, promoters, or other insiders of the Company, or their associates or affiliates, as such terms are defined under the Securities Act (British Columbia).

To the knowledge of the Company, Shareholders who are ineligible to vote on the approval of the Stock Option Plan and their shareholdings are as follows:

Name of Insider, Associate or Affiliate	Number of Shares
Danial Schecter, Director and Officer	750,000
A. Neil Smith, Director	1,500,000
Ian Klassen, Director	250,000
Alistair MacLennan, Director	400,000
John Philpott, President & CEO	400,000
Robert Randall, CFO & Secretary	225,000

Shareholders will be asked at the Meeting to approve with or without variation the following resolution:

“BE IT RESOLVED that the Company’s Stock Option Plan be and is hereby approved.”

In the event that annual disinterested shareholder approval is not obtained at the Meeting, the Company will implement a new fixed stock option plan for up to 10% of the Company’s issued shares, less the number of shares reserved for issuance under the RSU Plan (which does not require shareholder approval), and any existing option grants under the Stock Option Plan as previously approved by the disinterested shareholders of the Company at the last Annual General Meeting will not be affected.

The Board has concluded that the Stock Option Plan is in the best interests of the Company and its Shareholders. Accordingly, the Board unanimously recommends that the Shareholders approve the Stock Option Plan, by voting FOR this resolution at the Meeting.

DIRECTOR AND EXECUTIVE OFFICER COMPENSATION
(For the financial year of CMC ended October 31, 2016)

For purposes of this Information Circular, “named executive officer” of the Company means an individual who, at any time during the year, was:

(a)	the Company’s chief executive officer (“CEO ”);

(b)	the Company’s chief financial officer (“CFO”);

(c)

each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year and whose total compensation was, individually, more than $150,000 for that financial year; and

(d)

each individual who would be a named executive officer under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year;

(each a “Named Executive Officer” or “NEO”).

Based on the foregoing definition, during the last completed financial year of the Company, there were two (2) Named Executive Officers, namely, its President and CEO, John Philpott, and its CFO, Robert Randall. Robin Forshaw and Alistair MacLennan, both former CEO’s and Presidents, and Mark Gelmon, the former CFO of the Company, all of whom resigned as officers of the Company effective November 9, 2016.

Compensation Discussion and Analysis

In assessing the compensation of its executive officers, the Company does not have in place any formal objectives, criteria or analysis; instead, it relies mainly on discussions at the Board level.

The Company’s executive compensation program has three principal components: base salary, incentive bonuses to be primarily made through either cash or the grant of restricted share units (or RSU’s), if approved by the disinterested shareholders at the Meeting (see “Ratification of Restricted Share Unit Plan” above), and incentive stock options. The determination and administration of base salaries or incentive bonuses, or both, are discussed in greater detail below. When appropriate to do so, incentive bonuses in the form of cash payments or RSU’s, are designed to add a variable component of compensation, in addition to stock options, based on corporate and individual performances for Named Executive Officers, and may or may not be awarded in any financial year. The Company has no other forms of compensation for its NEOs, although payments may be made from time to time to individuals who are NEOs or companies they control, for the provision of consulting services. Such consulting services are paid for by the Company at competitive industry rates for work of a similar nature by reputable arm’s length services providers.

The Company notes that it is in a development stage with respect to its business, has to operate with limited financial resources, and must control costs to ensure that funds are available to complete its business plans and otherwise fund its operations. The Board has to consider the current and anticipated financial position of the Company at the time of any compensation determination. The Board has attempted to keep the cash compensation paid to the Company’s NEOs relatively modest, while providing long-term incentives through the granting of stock options.

The Company’s executive compensation program is administered by the Board of Directors, and is designed to provide incentives for the enhancement of shareholder value. The overall objectives are to attract and retain qualified executives critical to the success of the Company, to provide fair and competitive compensation, to align the interest of management with those of the Shareholders and to reward corporate and individual performance. The Company’s compensation package has been structured in order to link shareholder return, measured by the change in the share price, with executive compensation through the use of incentive stock options as the primary element of variable compensation for its Named Executive Officers. The Company does not currently offer long-term incentive plans or pension plans to its NEOs.

The Company bases the compensation for a NEO on the years of service with the Company, responsibilities of each officer and their duties in that position. The Company also bases compensation on the performance of each officer. The Company believes that stock options can create a strong incentive to the performance of each officer and is intended to recognize extra contributions and achievements towards the goals of the Company.

The Board, when determining cash compensation payable to a NEO, takes into consideration their experience in the health care industry, as well as their responsibilities and duties and contributions to the Company’s success. NEOs receive a base cash compensation that the Company feels is in line with that paid by similar companies, subject to the Company’s financial resources; however no formal survey was completed by the Board.

Actual compensation will vary based on the performance of the executives relative to the achievement of goals and the price of the Company’s securities.

Compensation Element	Description	Compensation Objectives
Annual Base Salary	Salary is market-competitive, fixed level of compensation	Retain qualified leaders, motivate strong business performance
Incentive Bonuses/RSUs	Discretionary cash payment or equity grant	Reward individual performance in achieving corporate goals
Incentive Stock Option	Equity grants are made in the form of stock options. The amount of grant will be dependent on individual and corporate performance	Reward long-term financial and operating performance and align interests of key employees with those of shareholders

The Company relies on the discretion and judgment of the directors in establishing and amending contracts for all forms of compensation, including stock options to be granted to the NEOs, to ensure such arrangements reflect the responsibilities and risks associated with each position. There is no formal process using objectives, criteria, or analysis, for determining compensation. When determining the compensation of its officers, the Board is guided by the general objectives of the Company’s compensation strategy as set out above.

In performing its duties, the Board has considered the implications of risks associated with the Company’s compensation policies and practices. At its early stage of development and considering its current compensation policies, the Company has no compensation policies or practices that would encourage an executive officer or other individual to take inappropriate or excessive risks. An NEO or director is permitted for his or her own benefit and at his or her own financial risk, to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars or units or exchange funds, that are designed to hedge or offset a decrease in the market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Option-Based Awards

Stock options are granted to provide an incentive to the directors, officers, employees and consultants of the Company to achieve the longer-term objectives of the Company; to give suitable recognition to the ability and industry of such persons who contribute materially to the success of the Company; and to attract and retain persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in the Company. The Company awards stock options to its executive officers based upon the recommendation of the Board, which recommendation is based upon the Board’s review of a proposal from the CEO. Previous grants of incentive stock options are taken into account when considering new grants. Implementation of a new incentive stock option plan and amendments to the existing stock option plan are the responsibility of the Company’s Board.

Summary Compensation Table

The following table sets forth the total compensation paid to or earned by the Named Executive Officers of the Company for CMC’s most recently completed financial year to October 31, 2016, and the previous three fiscal years of the Company (ending January 31, 2014, 2015, and 2016 and period ending October 31, 2016):

Name and Principal Position	Year Ended	Salary ($)	Share- based Awards ($)	Option- based Awards(1) ($)	Non-equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long- term Incentive Plans
John Philpott, President & CEO	Oct. 31, 2016	76,062	Nil	Nil	Nil	Nil	Nil	Nil	76,062
Alistair MacLennan, Former President & CEO(2)	Oct. 31, 2016	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Robin Forshaw Former President & CEO(3)	Jan. 31, 2016	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	Jan. 31, 2015	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	Jan. 31, 2014	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Robert Randall Current CFO	Oct. 31, 2016	Nil	Nil	Nil	Nil	Nil	Nil	91,023(4)	91,023
Mark Gelmon, Former CFO(5)	Oct. 31, 2016	Nil	Nil	Nil	Nil	Nil	Nil	22,500(6)	20,000
	Jan. 31, 2016	Nil	Nil	Nil	Nil	Nil	Nil	20,000(6)	20,000
	Jan. 31, 2015	Nil	Nil	Nil	Nil	Nil	Nil	28,500(6)	28,500
	Jan. 31, 2014	Nil	Nil	Nil	Nil	Nil	Nil	32,250(6)	32,250

(1)	The fair value of stock options granted during the last financial year is based on the difference between the exercise price of the stock options granted, and the last closing price of the trading date immediately preceding the dates of grant of the stock options, as a reasonable estimate of the benefit conferred at the time of the grant.
(2)	Mr. MacLennan was appointed as President & CEO on June 7, 2016, and resigned as an officer on November 9, 2016.
(3)	Mr. Forshaw served as President & CEO from 2010 to June 7, 2016.
(4)	Mr. Randall’s services as CFO are invoiced through Randall Consulting Inc.
(5)	Mr. Gelmon served as CFO from 2009 until November 9, 2016.
(6)	Mr. Gelmon did not received any compensation directly from the Company, as all compensation in connection with his services was paid to iO Corporate Services Ltd., a corporation which provides secretarial and accounting services.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

There were no stock options granted to any NEO outstanding as of October 31, 2016, being the most recent fiscal year end of CMC.

Incentive Plan Awards – Value Vested or Earned During the Year

There were no stock options vested or earned by any NEO as of October 31, 2016, being the most recent fiscal year end of CMC.

Director Compensation

Director Compensation Table

There were no stock options granted to directors and outstanding as of October 31, 2016, being the most recent fiscal year end of CMC.

Termination and Change of Control Benefits

There are no management or consulting agreements with any directors or officers of the Company, and no arrangements for termination or change of control benefits.

Outstanding Share-Based Awards and Option-Based Awards

There were no stock options granted to directors and outstanding as of October 31, 2016, being the most recent fiscal year end of CMC.

Incentive Plan Awards – Value Vested or Earned During the Year

There were no stock options vested or earned by any director as of October 31, 2016, being the most recent fiscal year end of CMC.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information pertaining to the Company’s equity compensation plan as at the end of the most recently completed financial year (October 31, 2016):

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by securityholders	Nil	N/A	253,641
Equity compensation plans not approved by securityholders	Nil	N/A	3,008,440(1)
TOTAL	Nil		3,262,081(1)

(1)Assuming the RSU Plan is approved by the disinterested shareholders at the Meeting.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the Company’s last completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No Insider of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Company’s last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth herein, management of the Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors or the appointment of auditors, of any person or company who has been: (a) if the solicitation is made by or on behalf of management of the Company, a director or executive officer of the Company at any time since the beginning of the Company’s last financial year; (b) if the solicitation is made other than by or on behalf of management of the Company, any person or company by whom or on whose behalf, directly or indirectly, the solicitation is made; (c) any proposed nominee for election as a director of the Company; or (d) any associate or affiliate of any of the foregoing persons or companies.

MANAGEMENT CONTRACTS

Management functions of the Company and its subsidiaries are substantially performed by the Company’s directors and executive officers. The Company has not entered into any contracts, agreements or arrangements with parties other than its directors and executive officers for the provision of such management functions.

CORPORATE GOVERNANCE

General

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. National Policy 58-201 - Corporate Governance Guidelines provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) prescribes certain disclosure by the Company of its corporate governance practices. This disclosure is presented below.

Board of Directors

The Board facilitates its exercise of independent supervision over the Company’s management through frequent meetings of the Board.

The Board is currently comprised of four (4) directors, three (3) of whom are independent for the purposes of NI 58-101; namely, A. Neil Smith, Alistair MacLennan, and Ian Klassen. Dr. Danial Schecter is not independent since he serves as the Executive Medical Officer of the Company.

Directorships

Certain of the directors and proposed directors are also directors of other reporting issuers, as follows:

Director	Other Reporting Issuers
Ian Klassen	GMV Minerals Inc. Grande Portage Resources Ltd
Alistair MacLennan	Helijet International Inc. GMV Minerals Inc. Grande Portage Resources Ltd

Orientation and Continuing Education

New Board members receive an orientation package which includes reports on operations and results, and public disclosure filings by the Company. Board meetings are sometimes held at the Company’s offices and, from time to time, are combined with presentations by the Company’s management to give the directors additional insight into the Company’s business. In addition, management of the Company makes itself available for discussion with all Board members.

Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of view and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

Compensation Governance

The Company does not have a separate Compensation Committee, so the entire Board of Directors comprises the Compensation Committee, and is responsible for, among other things, evaluating the performance of the Company’s executive officers, determining or making recommendations with respect to the compensation of the Company’s executive officers, making recommendations with respect to director compensation, incentive compensation plans and equity-based plans, making recommendations with respect to the compensation policy for the employees of the Company or its subsidiaries and ensuring that the Company is in compliance with all legal requirements with respect to compensation disclosure. In performing its duties, the Board has the authority to engage such advisors, including executive compensation consultants, as it considers necessary.

The Board is currently composed of Dr. Danial Schecter, Dr. A. Neil Smith, Ian Klassen, and Alistair MacLennan, three (3) of whom are independent directors within the meaning set out in NI 58-101. Dr. Danial Schecter is not independent as he serves as the Company’s Executive Medical Officer.

The Board does not have a pre-determined compensation plan. The Company does not engage in benchmarking practices and the process for determining executive compensation is at the discretion of the Board. For further discussion, see “Executive Compensation – Compensation Discussion and Analysis” above.

The Board has not engaged the services of independent compensation consultants to assist it by making recommendations to the Board with respect to director and executive officer compensation.

Other Board Committees

The Board has no committees, other than the Audit Committee.

Assessments

Due to the minimal size of the Company’s Board of directors, no formal policy has been established to monitor the effectiveness of the directors, the Board and its committees.

AUDIT COMMITTEE

Under National Instrument 52-110 – Audit Committees (“NI 52-110”) reporting issuers are required to provide disclosure with respect to its Audit Committee including the text of the Audit Committee’s Charter, composition of the Committee, and the fees paid to the external auditor. The Company provides the following disclosure with respect to its Audit Committee:

Audit Committee Charter

1.	Purpose of the Committee

1.1

The purpose of the Audit Committee is to assist the Board in its oversight of the integrity of the Company’s financial statements and other relevant public disclosures, the Company’s compliance with legal and regulatory requirements relating to financial reporting, the external auditors’ qualifications and independence and the performance of the internal audit function and the external auditors.

2.	Members of the Audit Committee

2.1

At least one member must be “financially literate” as defined under NI 52-110, having sufficient accounting or related financial management expertise to read and understand a set of financial statements, including the related notes, that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

2.2	The Audit Committee shall consist of no less than three Directors.

2.3	At least one member of the Audit Committee must be “independent” as defined under NI 52-110, while the Company is in the developmental stage of its business.

3.	Relationship with External Auditors

3.1	The external auditors are the independent representatives of the shareholders, but the external auditors are also accountable to the Board of Directors and the Audit Committee.

3.2	The external auditors must be able to complete their audit procedures and reviews with professional independence, free from any undue interference from the management or directors.

3.3	The Audit Committee must direct and ensure that the management fully co-operates with the external auditors in the course of carrying out their professional duties.

3.4	The Audit Committee will have direct communications access at all times with the external auditors.

4.	Non-Audit Services

4.1

The external auditors are prohibited from providing any non-audit services to the Company, without the express written consent of the Audit Committee. In determining whether the external auditors will be granted permission to provide non-audit services to the Company, the Audit Committee must consider that the benefits to the Company from the provision of such services, outweighs the risk of any compromise to or loss of the independence of the external auditors in carrying out their auditing mandate.

4.2	Notwithstanding section 4.1, the external auditors are prohibited at all times from carrying out any of the following services, while they are appointed the external auditors of the Company:

(i)	acting as an agent of the Company for the sale of all or substantially all of the undertaking of the Company; and

(ii)

performing any non-audit consulting work for any director or senior officer of the Company in their personal capacity, but not as a director, officer or insider of any other entity not associated or related to the Company.

5.	Appointment of Auditors

5.1	The external auditors will be appointed each year by the shareholders of the Company at the annual general meeting of the shareholders.

5.2	The Audit Committee will nominate the external auditors for appointment, such nomination to be approved by the Board of Directors.

6.	Evaluation of Auditors

6.1

The Audit Committee will review the performance of the external auditors on at least an annual basis, and notify the Board and the external auditors in writing of any concerns in regards to the performance of the external auditors, or the accounting or auditing methods, procedures, standards, or principles applied by the external auditors, or any other accounting or auditing issues which come to the attention of the Audit Committee.

7.	Remuneration of the Auditors

7.1	The remuneration of the external auditors will be determined by the Board of Directors, upon the annual authorization of the shareholders at each general meeting of the shareholders.

7.2

The remuneration of the external auditors will be determined based on the time required to complete the audit and preparation of the audited financial statements, and the difficulty of the audit and performance of the standard auditing procedures under generally accepted auditing standards and generally accepted accounting principles of Canada.

8.	Termination of the Auditors

8.1	The Audit Committee has the power to terminate the services of the external auditors, with or without the approval of the Board of Directors, acting reasonably.

9.	Funding of Auditing and Consulting Services

9.1

Auditing expenses will be funded by the Company. The auditors must not perform any other consulting services for the Company, which could impair or interfere with their role as the independent auditors of the Company.

10.	Role and Responsibilities of the Internal Auditor

10.1

At this time, due to the Company’s size and limited financial resources, the Company’s Chief Executive Officer and Chief Financial Officer are responsible for implementing internal controls and performing the role as the internal auditor to ensure that such controls are adequate.

11.	Oversight of Internal Controls

11.1	The Audit Committee will have the oversight responsibility for ensuring that the internal controls are implemented and monitored, and that such internal controls are effective.

12.	Continuous Disclosure Requirements

12.1

At this time, due to the Company’s size and limited financial resources, the Company’s Chief Executive Officer and Chief Financial Officer are responsible for ensuring that the Company’s continuous reporting requirements are met and in compliance with applicable regulatory requirements.

13.	Other Auditing Matters

13.1	The Audit Committee may meet with the Auditors independently of the management of the Company at any time, acting reasonably.

13.2

The Auditors are authorized and directed to respond to all enquiries from the Audit Committee in a thorough and timely fashion, without reporting these enquiries or actions to the Board of Directors or the management of the Company.

14.	Annual Review

14.1	The Audit Committee Charter will be reviewed annually by the Board of Directors and the Audit Committee to assess the adequacy of this Charter.

15.	Independent Advisers

15.1	The Audit Committee shall have the power to retain legal, accounting or other advisors to assist the Committee.

Composition of Audit Committee

Following the election of directors pursuant to this Information Circular, the following will be members of the Audit Committee:

A. Neil Smith	Independent(1)	Financially literate(2)
Ian M. Klassen	Independent(1)	Financially literate(2)
Alistair MacLennan	Independent(1)	Financially literate(2)

(1)

A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.

(2)

An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the company ’'s financial statements.

Relevant Education and Experience

The relevant education and/or experience of each member of the Audit Committee is as follows:

A. Neil Smith, Director

Dr. Smith is a physician and a member of the College of Physicians and Surgeons of Nova Scotia, as well as the Royal College of Physicians and Surgeons of Canada. He is a leading Otolaryngologist Head and Neck Surgeon currently working in the Halifax Dartmouth area. Dr. Smith has experience in managing his own medical practice and he is also a Founder and Principal of a sleep apnea company with 14 clinic locations throughout Atlantic Canada. Dr. Smith obtained a B.Ed., B.Sc. and MD from Dalhousie University and completed his surgical residency at the QE2 Hospital in Halifax.

Ian M. Klassen, Director

Mr. Klassen has served as the President and CEO of Grande Portage Resources Ltd. since 2007 to present. He also serves as the President and CEO of GMV Minerals Inc. He was also the President and Chief Operating Officer of Graphene 3D Lab Inc. from August 2015 to May 2016. Mr. Klassen has a B.A. (Honours) from the University of Western Ontario (1989), and has been actively involved in financing and management of both private and public companies since 1996.

Alistair MacLennan, Director

Mr. has served as the Chairman of Helijet International Inc. from 1981 to present, which operates as an airline a fleet of Sikorsky helicopters throughout the Pacific Northwest. He is also a director of Grande Portage Resources Ltd., a Canadian junior exploration company focused on gold exploration in Alaska. Mr. MacLennan has also served on the board of directors of GMV Minerals Inc. since December 2007.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of National Instrument 52-110.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board of Directors to review the performance of the Company’s external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including a review of the range of services provided in the context of all consulting services bought by the Company. The Audit Committee is authorized to approve in writing any non-audit services or additional work which the Chairman of the Audit Committee deems is necessary, and the Chairman will notify the other members of the Audit Committee of such non-audit or additional work and the reasons for such non-audit work for the Committee’s consideration, and if thought fit, approval in writing.

External Auditor Service Fees

The fees billed by the Company’s external auditors in each of the last two financial years for audit and non-audit related services provided to the Company or its subsidiaries (if any), as well as CMC for its last fiscal year ended October 31, 2016. The other fees relate to the RTO transaction. The fees paid are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
CMC - Oct. 31, 2016	$38,000	Nil	$1,500	$13,500
Oct 31, 2016	Nil	Nil	$900	$2,750
Jan 31, 2016	$6,500	Nil	$2,000	Nil
Jan. 31, 2015	$11,220	Nil	$2,500	Nil

Exemption

As a TSX Venture Exchange listed issuer, the Company is exempt from the requirements of Part 3 Composition of the Audit Committee and Part 5 Reporting Obligations of NI 52-110.

ADDITIONAL INFORMATION

Financial information is provided in the Company’s audited annual financial statements for CMC and accompanying management’s discussion and analysis (“MD&A”) for the year ended October 31, 2016.

Under National Instrument 51-102, Continuous Disclosure Obligations, any person or company who wishes to receive financial statements from the Company may deliver a written request for such material to the Company or the Company’s agent, together with a signed statement that the persons or company is the owner of securities of the Company. Shareholders who wish to receive financial statements are encouraged to send the enclosed mail card, together with the completed form of proxy, in the addressed envelope provided, to the Company’s registrar and transfer agent, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1. The Company will maintain a supplemental mailing list of persons or companies wishing to receive financial statements.

Shareholders may obtain copies of the Company’s financial statements for CMC and related MD&A by contacting the Company at Suite 280 – 1090 West Georgia Street, Vancouver, British Columbia or by telephone at (604) 899-0106. Additional information relating to the Company is available on SEDAR at www.sedar.com.

GENERAL

Unless otherwise specified, all matters referred to herein for approval by the Shareholders require a simple majority of the Shareholders voting, in person or by proxy, at the Meeting. Where information contained in this Information Circular, rests specifically within the knowledge of a person other than the Company, the Company has relied upon information furnished by such person.

The contents of this Information Circular have been approved and this mailing has been authorized by the Directors of the Company.

DATED as of the 27th day of March, 2017.

BY THE ORDER OF THE BOARD OF DIRECTORS
OF CANABO MEDICAL INC.

s/“Rob Randall”
CFO & Corporate Secretary